SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549



SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)


		     Radius Health, Inc.

	Common Stock, par value $0.0001 per share
(Title of Class of Securities)

	   None
(CUSIP Number)

Brookside Capital Partners Fund, L.P.
John Hancock Tower
200 Clarendon Street
Boston, Massachusetts 02116
(617) 516-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2014
 (Date of Event Which Requires Filing of This Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

 (Continued on following pages)

(Page 1 of 6 Pages)




CUSIP No. 87612C100

13D/A

Page 2 of 6 Pages


1.

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Brookside Capital Partners Fund, L.P.
    EIN No.: 04-3313066

2.


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


(a)

(b)  X


3.

SEC USE ONLY


4.

SOURCE OF FUNDS

WC

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED			X
PURSUANT TO ITEM 2(d) or 2(e)

6.

CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7.


SOLE VOTING POWER
0 shares


8.


SHARED VOTING POWER
 1,943,241 (1)


9.


SOLE DISPOSITIVE POWER
0 shares


10.


SHARED DISPOSITIVE POWER
 1,943,241  (1)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,943,241  shares of Common Stock (1)

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN		X
SHARES

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.71%

14.

TYPE OF REPORTING PERSON
	 PN

(1)
The percentage is calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the final prospectus dated June 5, 2014 relating to its initial public offering filed with the SEC pursuant to rule 424(b)(4)
(the "Final Prospectus").

EXPLANATORY NOTE: This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the statement on Schedule 13D filed by the Reporting Person with respect to shares of capital stock of Radius Health, Inc. (the "Issuer") filed with the Securities and Exchange Commission on February 1, 2012, as amended on February 21, 2014, February 28, 2014 and March 31, 2014 (as amended, the "Original Schedule 13D").

Amendment No. 4 is filed to (1) report an increase in the number of shares of capital stock owned, (2) a change in the percentage of the outstanding shares of capital stock of the Issuer beneficially owned by the Reporting Person as a result of the conversion of all of the Issuer's convertible preferred stock in connection with the Issuer's initial public offering and (3) file the Fifth Amended and Restated Stockholders' Agreement, dated as of April 24, 2014, by and among the Issuer and the stockholders party thereto, which terminates certain voting agreements and limitations on the sale of the Reporting Person's shares of Common Stock. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.
Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.












Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Issuer's securities was the working capital of the Brookside Fund.

Item 3 is hereby amended by adding the following paragraph to the end of Item 3:

The Reporting Person purchased 500,000 shares of Common Stock in the Issuer's initial public offering at $8.00 per share, which was the initial public offering price set forth on the cover of the Final
Prospectus, for an aggregate purchase price of $4,000,000.




Item 4. 	Purpose of Transaction

The Brookside Fund acquired the Brookside Capital Shares for investment purposes.


Item 5.	Interest in Securities of the Company

Item 5 is amended and restated in its entirety as follows:

(a)
The Brookside Fund is the record owner of 1,943,241 shares of the Issuer's Common Stock. To the best knowledge of the Brookside Fund, Brookside Investors, and Brookside Management, no director or executive officer of the Brookside Fund, Brookside Investors, nor Brookside Management owns any shares of the Common Stock.

Percent of Class: See Line 13 of the cover sheets and the footnotes thereto, which is incorporated herein by reference.




(b)
Regarding the number of shares as to which such person has:


(i)
sole power to vote or to direct the vote:
See Line 7 of cover sheets.


(ii)
shared power to vote or to direct the vote:
See Line 8 of cover sheets.


(iii)
sole power to dispose or to direct the disposition:
See Line 9 of cover sheets.


(iv)
shared power to dispose or to direct the disposition:
See Line 10 of cover sheets.




(c)
Except as set forth in Item 3 above, the Reporting Person has not effected any transaction in the Common Stock during the last 60 days.


(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Brookside Fund shares beneficially owned by the Reporting Person.


(e)
Not applicable.

Item 6. 	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Brookside Fund is a party to the Fifth Amended and Restated Stockholders' Agreement, dated as of April 24, 2014, by and among the Issuer and the stockholders party thereto, which is attached as Exhibit 4.1 to the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2014 and incorporated by reference herein and grants the parties thereto certain resale, demand and piggyback registration rights as set forth therein.

Item 7. 	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit 3 		Fifth Amended and Restated Stockholders'
Agreement, dated as of April 24, 2014, by and among the Issuer and the stockholders party thereto (incorporated by reference from Exhibit 4.1 to the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2014).


SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 10, 2014


                          BROOKSIDE CAPITAL PARTNERS FUND, L.P.
                          By: Brookside Capital Investors, L.P.
                    		Its general partner

			  By: Brookside Capital Management, LLC
                    		Its general partner


                     	  By:    /s/ William E. Pappendick IV
                          Name:  William E. Pappendick IV
                          Title: Managing Director